December 21, 2005

Stephen B. Millis, President

Vineyard Oil and Gas Company

10299 West Main Street

North East, Pennsylvania 16428

Dear Mr. Millis:

Pursuant to your request, we have reviewed the September 30, 2005 financial statements of the Company for the purpose of validating our estimate of the fair value of the common stock of the Company at March 31, 2003. Our report dated August 4, 2003 indicated an estimate of the fair value of the Company’s common stock of $1,876,112 or $0.3568 per share based on 5,257,618.5 common shares issued and outstanding at that date.

By applying the same valuation techniques and methods at September 30, 2005 our estimate of the fair value of the Company’s common stock amounts to $2,994,243 or $0.5695 per share based on 5,257,618.5 common shares issued and outstanding at that date.

It is significant to note that this letter represents a calculation analysis as set forth in the proposed Statement on Standards for Valuation Services (SSVS) issued by the American Institute of Certified Public Accountants. A calculation analysis does not include all of the valuation procedures required for a valuation analysis, as that term is defined in the SSVS. Had a valuation analysis been performed as of September 30, 2005, the results may have been different and the difference may have been significant.

Very truly yours,

/s/ James A. Schaffner

James A. Schaffner, CPA, CVA

/s/ Daniel E. Sloppy

Daniel E. Sloppy, CPA, CVA

JAS/tlh